

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 1, 2013

Via E-mail
Mr. C. Edward Chaplin
Chief Financial Officer
MBIA Inc.
113 King Street,
Armonk, New York 10504

Re: **MBIA Inc.**
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 27, 2013
Form 10-Q for the Quarterly Period Ended March 31, 2013
Filed May 9, 2013
File No. 001-09583

Dear Mr. Chaplin:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Form 10-Q for the quarterly period ended March 31, 2013
Notes to Consolidated Financial Statements (Unaudited)
Bank of America Settlement, page 6

1. You disclose that you have updated certain estimates in your financial statements as of and for the three months ended March 31, 2013 to reflect the Bank of America Settlement Agreement entered into in May 2013 and will account for other elements of the agreement in the second quarter of 2013, as of the settlement date. Please provide us your analysis supporting your accounting treatment and how it complies with ASC 855. Quantify the balance sheet and income statement items that you adjusted during the quarters ended March 31, 2013 and June 30, 2013 related to this settlement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ibolya Ignat, Staff Accountant, at (202) 551-3656 or Donald Abbott, Senior Staff Accountant, at (202) 551-3608 if you have questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant